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                                                                    Exhibit 99.8

                                                              [CIBC MELLON LOGO]


May 7, 2001


Nova Scotia Securities Commission         Securities Division (NFLD)

Alberta Securities Commission             Saskatchewan Securities Commission

The Manitoba Securities Commission        New Brunswick Securities Commission

The Toronto Stock Exchange                Ontario Securities Commission

Montreal Exchange                         British Columbia Securities Commission

Prince Edward Island                      Commission des valeurs
Securities Commission                     Mobiliers du Quebec

NASDAQ


Dear Sirs:

RE:  HYDROGENICS CORPORATION
----------------------------

The following items (Files) were sent by prepaid mail to all shareholders of the above-mentioned Company on May 4, 2001.

     - Notice of Annual Meeting of Shareholders and Management Information Circular
     -  Letter to Shareholder
     -  MD&A
     -  Form of Proxy
     -  Annual Report for the fiscal year ended December 31, 2000
     -  Annual Financial Statement for the fiscal year ended December 31, 2000
     -  Return Envelope

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.



Yours very truly,
CIBC MELLON TRUST COMPANY



Senior Administrator - Client Relations
Direct Dial: (416) 643-5567



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                           CIBC Mellon Trust Company
              320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6
                    Tel: (416) 643-5000 Fax: (416) 643-5570

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.